

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

December 2, 2021

<u>**VIA E-MAIL**</u>

Paul M. Miller
Partner, Seward & Kissel LLP and Counsel to RCG ETFs, Inc.
c/o RCG ETFs, Inc.
9 West 57th Street
Suite 5000
New York, NY 10019

  Re: <u>RCG ETFs, Inc. et al. — File No. 812-15261</u>

Dear Mr. Miller:

  By Form APP-WD filed with the Securities and Exchange Commission on November 1, 2021, you requested, on behalf of applicants, that the above-referenced application, filed on September 13, 2021, be withdrawn. Please be advised that your request for withdrawal has been granted, pursuant to delegated authority.

        Sincerely,

        /s/ Trace Rakestraw

        Trace Rakestraw
        Branch Chief
        Chief Counsel's Office